UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Entrada Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29384C 108

(CUSIP Number)

Luke Evnin

MPM Asset Management

450 Kendall Street

Cambridge, MA 01242

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM BioVentures 2014, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,009,676
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,009,676
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,009,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.7%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

This schedule is filed by MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM BioVentures 2018, L.P. (“BV 2018”), MPM BioVentures 2018 (B), L.P. (“BV 2018(B)”), MPM Asset Management Investors BV2018 LLC (“AM BV2018 LLC”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), MPM BioVentures 2018 GP LLC (“BV 2018 GP”) and MPM BioVentures 2018 LLC (“BV 2018 LLC”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley and Edward Hurwitz (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM BioVentures 2014 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 134,042
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 134,042
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,042
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM Asset Management Investors BV2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 69,174
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 69,174
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM BioVentures 2018, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,062,562
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,062,562
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,062,562
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM BioVentures 2018 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 109,623
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 109,623
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,623
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM Asset Management Investors BV2018 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 40,707
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 40,707
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,707
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM BioVentures 2014 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,143,718(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,143,718(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,143,718(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,009,676 shares held by BV 2014 and 134,042 shares held by BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(3)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM BioVentures 2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,212,892(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,212,892(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,892(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,009,676 shares held by BV 2014, 134,042 shares held by BV 2014(B) and 69,174 shares held by AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(3)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM BioVentures 2018 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,172,185(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,172,185(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,172,185(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,062,562 shares held by BV 2018 and 109,623 shares held by BV 2018(B). BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B).
(3)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person MPM BioVentures 2018 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,212,892(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,212,892(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,892(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,062,562 shares held by BV 2018, 109,623 shares held by BV 2018(B) and 40,707 shares held by AM BV2018 LLC. BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B). BV 2018 LLC is the manager of AM BV2018 LLC.

(3)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,425,784(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,425,784(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,784(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.8%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,009,676 shares held by BV 2014, 134,042 shares held by BV 2014(B), 69,174 shares held by AM BV 2014 LLC, 2,062,562 share held by BV 2018, 109,623 shares held by BV 2018(B) and 40,707 shares held by AM BV 2018 LLC. The Filing Person is a managing director of BV 2014 LLC and BV2018 LLC.

(3)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,425,784(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,425,784(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,784(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.8%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,009,676 shares held by BV 2014, 134,042 shares held by BV 2014(B), 69,174 shares held by AM BV 2014 LLC, 2,062,562 share held by BV 2018, 109,623 shares held by BV 2018(B) and 40,707 shares held by AM BV 2018 LLC. The Filing Person is a managing director of BV 2014 LLC and BV2018 LLC.

(3)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,308(2)
	8.	Shared Voting Power 4,425,784(3)
	9.	Sole Dispositive Power 1,308(2)
	10.	Shared Dispositive Power 4,425,784(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,427,092(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.8%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Represents shares issuable pursuant to options which are exercisable within 60 days of the date of this filing.
(3)

Includes 2,009,676 shares held by BV 2014, 134,042 shares held by BV 2014(B), 69,174 shares held by AM BV 2014 LLC, 2,062,562 share held by BV 2018, 109,623 shares held by BV 2018(B) and 40,707 shares held by AM BV 2018 LLC. The Filing Person is a managing director of BV 2014 LLC and BV2018 LLC.

(4)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 29384C 108

1.	Name of Reporting Person Edward Hurwitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,212,892(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,212,892(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,892(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,062,562 share held by BV 2018, 109,623 shares held by BV 2018(B) and 40,707 shares held by AM BV 2018 LLC. The Filing Person is a managing director of BV 2018 LLC.
(3)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Entrada Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 6 Tide Street, Boston, MA 02210.

Item 2. Identity and Background

(a) The entities and persons filing this statement are MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM BioVentures 2018, L.P. (“BV 2018”), MPM BioVentures 2018 (B), L.P. (“BV 2018(B)”), MPM Asset Management Investors BV2018 LLC (“AM BV2018 LLC”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), MPM BioVentures 2018 GP LLC (“BV 2018 GP”) and MPM BioVentures 2018 LLC (“BV 2018 LLC”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley and Edward Hurwitz (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).

(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Todd Foley and Edward Hurwitz is 450 Kendall Street, Cambridge, MA 02142.

(c) The principal business of each of the Filing Persons is the venture capital investment business.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

On October 28, 2021, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-260160) in connection with its initial public offering of 9,075,000 Common Stock (the “IPO”) was declared effective. The closing of the IPO took place on November 2, 2021, and at such closing the MPM Entities purchased an aggregate of 100,000 shares of Common Stock at the initial public offering price of $20.00 per share, for an aggregate purchase price of $2,000,000. The source of funds for such purchases was the capital contributions made to the MPM Entities by their respective partners and members. The shares were purchased as follows:

•	BV 2014: 45,408 shares

•	BV 2014(B): 3,029 shares

•	AM BV2014 LLC: 1,563 shares

•	BV 2018: 46,603 shares

•	BV 2018(B): 2,477 shares

•	AM BV2018 LLC: 920 shares

Item 4. Purpose of Transaction

The MPM Entities purchased the Common Stock of the Issuer in the initial public offering for investment purposes.

Todd Foley is a member of the Board of Directors of the Issuer and is also a managing director of BV 2014 LLC and BV 2018 LLC.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of November 2, 2021:

Filing Person	Shares Held Directly	Shares Issuable Upon Exercise of Options to Purchase Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV 2014	2,009,676	0	2,009,676	0	2,009,676	0	2,009,676	6.7%
BV 2014(B)	134,042	0	134,042	0	134,042	0	134,042	0.4%
AM BV 2014 LLC	69,174	0	69,174	0	69,174	0	69,174	0.2%
BV 2018	2,062,562	0	2,062,562	0	2,062,562	0	2,062,562	6.9%
BV 2018(B)	109,623	0	109,623	0	109,623	0	109,623	0.4%
AM BV 2018 LLC	40,707	0	40,707	0	40,707	0	40,707	0.1%
BV 2014 GP(2)	0	0	0	2,143,718	0	2,143,718	2,143,718	7.2%
BV 2014 LLC(3)	0	0	0	2,212,892	0	2,212,892	2,212,892	7.4%
BV 2018 GP(4)	0	0	0	2,172,185	0	2,172,185	2,172,185	7.3%
BV 2018 LLC(5)	0	0	0	2,212,892	0	2,212,892	2,212,892	7.4%
Ansbert Gadicke(6)	0	0	0	4,425,784	0	4,425,784	4,425,784	14.8%
Luke Evnin(6)	0	0	0	4,425,784	0	4,425,784	4,425,784	14.8%
Todd Foley(6)(7)	0	1,308	0	4,425,784	1,308	4,425,784	4,427,092	14.8%
Edward Hurwitz(8)	0	0	0	2,212,892	0	2,212,892	2,212,892	7.4%

(1)

This percentage is calculated based upon 29,887,389 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated October 28, 2021 with respect to such offering, filed with the Securities and Exchange Commission on November 1, 2021.

(2)	Includes securities held by BV 2014 and BV 2014(B). BV 2014 GP is the direct general partner of BV 2014 and BV 2014(B).
(3)	Includes securities held by BV 2014, BV2014(B) and AM BV 2014 LLC. BV 2014 LLC is the indirect general partner of BV 2014 and BV 2014(B) and the manager of AM BV 2014 LLC.
(4)	Includes securities held by BV 2018 and BV 2018(B). BV 2018 GP is the direct general partner of BV 2018 and BV 2018(B).
(5)	Includes securities held by BV 2018, BV 2018(B) and AM BV 2018 LLC. BV 2018 LLC is the indirect general partner of BV 2018 and BV 2018(B) and the manager of AM BV 2018 LLC.
(6)	Includes securities held by BV 2014, BV 2014(B), AM BV 2014 LLC, BV 2018, BV 2018(B), and AM BV 2018 LLC. The Filing Person is a managing director of BV 2014 LLC and BV 2018 LLC.

(7) Includes 1,308 shares issuable pursuant to options which are exercisable within 60 days of the date of this filing.

(8) Includes shares held by BV 2018, BV 2018(B) and AM BV 2018 LLC. The Filing Person is a managing director of BV 2018 LLC.

Each Filing Person disclaims membership in a “group.” Each Filing Person also disclaims beneficial ownership of any shares of the Issuer, except for the shares set forth in the table above next to the respective Filing Person’s name in subsection (b) of this Item 5.

(c) The information provided in Item 3 is hereby incorporated by reference. On November 2, 2021, the MPM Entities acquired an aggregate of 4,325,784 Common Stock of the Issuer upon the automatic conversion of preferred stock of the Issuer in connection with the closing of the Issuer’s initial public offering. Except as otherwise set forth herein, the Filing Persons have not acquired or disposed of any securities of the Issuer in the past 60 days.

(d) No other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Investors’ Rights Agreement

The MPM Entities and other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated March 29, 2021 (the “Investor’s Rights Agreement”) with the Issuer. Subject to the terms of the Investor’s Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

If, beginning 180 days after effective date of the registration for an IPO, the Issuer shall receive a written request from the Holders (as defined in the Investor’s Rights Agreement) of a majority of the shares of common stock issued upon conversion of the Issuer’s Senior Preferred Stock (as defined in the Investor’s Rights Agreement) (the “Initiating Holders”) that the Issuer file a Form S-1 registration statement under the Securities Act of 1933 (the “Securities Act”) with respect to Registrable Securities owned by such Holder or Holders having an aggregate offering price, net of Selling Expenses (as defined in the Investor’s Rights Agreement), of at least $15 million, then the Issuer shall (i) within ten (10) business days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected two Form S-1 demand registrations.

Form S-3 Demand Registration Rights

If, at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from at Holders of at least fifteen percent (15%) of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price of at least $5 million, then the Issuer shall (i) within ten (10) business days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any Form S-3 demand registration if the Issuer has effected two Form S-3 demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer, the Issuer shall, at such time, promptly and in any event, within three business days of such determination, give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after such notice is given to the Issuer, the Issuer shall, subject to the certain limitations, use its reasonable best efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be registered.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, including the fees of one special counsel of the Holder of Registrable Securities in an amount not to exceed $75,000, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor’s Rights Agreement.

Indemnification

The Investor’s Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

No Holder shall be entitled to exercise any registration rights on the date which is the earlier of (i) the closing of a Deemed Liquidation Event, as such term is defined in the Issuer’s Certificate of Incorporation; (ii) such time after the consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such Holder’s shares without limitation during a three-month period without registration; or (iii) the fifth anniversary of a Qualified Public Offering, as such term is defined in the Issuer’s Certificate of Incorporation.

Lock-up Agreements

The MPM Entities and Mr. Foley, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s Common Stock, have entered into letter agreements (the “Lock-up Agreements”), whereby they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its Common Stock or securities convertible into or exchangeable for Common Stock for a 180-day period beginning on October 28, 2021 and ending on April 26, 2022 except with the prior written consent of Goldman Sachs & Co., Cowen and Company, LLC and Evercore Group, L.L.C. on behalf of the underwriters.

The foregoing description of the terms of the Investor’s Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor’s Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.

Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the investors listed on Exhibit A thereto, dated as of March 29, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-260160), filed with the SEC on October 8, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-260160), filed with the SEC on October 8, 2021).

C.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2021

MPM BIOVENTURES 2014, L.P.

By:	MPM BioVentures 2014 GP LLC, its General Partner
By:	MPM BioVentures 2014 LLC, Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2014 (B), L.P.

By:	MPM BioVentures 2014 GP LLC, its General Partner
By:	MPM BioVentures 2014 LLC, Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV 2014 LLC

By:	MPM BioVentures 2014 LLC, Its Manager

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2014 GP, LLC

By:	MPM BioVentures 2014 LLC, Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2014 LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018, L.P.

By:	MPM BioVentures 2018 GP LLC, its General Partner
By:	MPM BioVentures 2018 LLC, Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 (B), L.P.

By:	MPM BioVentures 2018 GP LLC, its General Partner
By:	MPM BioVentures 2018 LLC, Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV 2018 LLC

By:	MPM BioVentures 2018 LLC, Its Manager

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 GP, LLC

By:	MPM BioVentures 2018 LLC, Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

By:	/s/ Ed Hurwitz
Name:	Edward Hurwitz

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC and MPM BioVentures 2018 LLC.

Citizenship: USA

Luke Evnin

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC and MPM BioVentures 2018 LLC.

Citizenship: USA

Todd Foley

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC and MPM BioVentures 2018 LLC.

Citizenship: USA

Edward Hurwitz

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2018 LLC.

Citizenship: USA

Exhibit Index

A.

Amended and Restated Investor’s Rights Agreement by and among the Issuer and each of the investors listed on Exhibit A thereto, dated as of March 29, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-260160), filed with the SEC on October 8, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-260160), filed with the SEC on October 8, 2021).

C.	Agreement regarding filing of joint Schedule 13D.